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Exhibit 99.1

Norampac to Resume Exchange Offer and Extend Expiration

        Montreal (Québec), October 27, 2003—Norampac Inc. ("Norampac") announced that its post-effective amendment to the registration statement relating to its offer to exchange (the "Exchange Offer") its 6 3/4% Senior Notes due 2013, which have been registered under the U.S. Securities Act of 1933, for its outstanding 6 3/4% Senior Notes due 2013 (the "Outstanding Notes"), which was filed with the U.S. Securities and Exchange Commission (the "SEC") on Monday, October 20, 2003, was declared effective by the SEC on Friday, October 24, 2003 and the Exchange Offer resumed as of that date. In order to comply with the terms of the Exchange Offer, which require the Exchange Offer to be held open for 30 days, Norampac is extending the expiration of the Exchange Offer to 5:00 p.m. on Monday, November 24, 2003. Norampac may extend the Exchange Offer further as contemplated by the terms of the Exchange Offer. The Exchange Offer was previously set to expire at 5:00 p.m., New York City time, on Wednesday, October 29, 2003.

Norampac owns eight containerboard mills and twenty-five corrugated products plants in the United States, Canada, Mexico and France. With annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSX) and Cascades Inc. (symbol: CAS-TSX).

For further information:	Source:
Anne-Marie Gagné Communications Manager Norampac Inc. (514) 282-3873 anne-marie_gagne@norampac.com	Charles Smith Vice-President and Chief Financial Officer Norampac Inc. (514) 282-2615 charles_smith@norampac.com

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Norampac to Resume Exchange Offer and Extend Expiration